WINTHROP RESIDENTIAL ASSOCIATES I, A LIMITED PARTNERSHIP
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                  July 26, 2005

VIA EDGAR
AND FACSIMILE
-------------

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549
Attention: Jessica Barberich

      Re: Winthrop Residential Associates I, A Limited Partnership Form 10-KSB for the year ended December 31, 2004
            Filed March 31, 2005
            File No. 000-10272

Dear Ms. Barberich:

      We are responding on behalf of Winthrop Residential Associates I (the "Partnership") to your letter of comment, dated July 12, 2005, with respect to the above-referenced filing by the Partnership.

      In this regard, the numbers below correspond to the same number comment in your July 12, 2005 letter.

            1. Comment: In your response to comment 1, you have noted that your three investments in limited partnerships are not significant. Rule 2-05 of Regulation S-X does not make reference to the significance or materiality of the reliance on other auditors, but requires you to provide the reports of the other auditors if they are relied upon and referred to in your report. Please revise to include the reports of the other auditors that you referenced in your report.

            Response: We will file an amendment to the Partnership's Form 10-KSB to attach the reports of the other auditors to the extent necessary upon the resolution of Item 2 below.

            2. Comment: We have read and reviewed your response to comment 2 and have the following points that need further clarification:

            Paragraph 5(a) - Please provide more detail regarding how you determined that the total equity investment at risk was sufficient to finance the limited partnerships' activities without additional subordinated financial support. Please include whether or not the financial institutions providing the mortgages on the apartment properties required guarantees on the borrowings. Additionally, please tell us more about the notes payable that are disclosed in the financial statements of the limited partnerships in Note 4 Investments in Local Limited Partnerships, page 18, including whether or not these liabilities are to a related party.

            Response: Stonegate Apartments L.P.'s ("Stonegate") initial equity investment was $1,170,000 on total assets of approximately $6,000,000 (20%). College Green L.P.'s ("College Green") initial equity investment was $785,000 on total assets of approximately $4,000,000 (20%).

            Stonegate was financed with a mortgage note in the original amount of $4,648,600 and College Green was financed with a mortgage note in the original amount of $3,095,700. No guarantees were required by the mortgagor's . Based on the above, it does not appear as if additional subordinated financial support would be required at the inception of these partnerships.

            The notes payable in Note 4 consist of $253,000 to the general partner of Stonegate to fund operating deficits and an $83,000 construction completion loan from the general partner of the Lynwood Apartments.

            Paragraph 5(b) - Tell us who the other partners are in these local limited partnerships and the amount of their initial equity investment. Clarify to us whether the other Partners received any acquisition fees, or similar fees, upon the closing of a transaction, with the registrant, as is common industry practice. If such fees are received by the other Partners, explain to us how such fees have impacted your evaluation of paragraph 5(b) of FIN 46(R) and how the amount of the fee compares to the equity contributed by the other Partners.

            Response: The general partners of Stonegate are Fairview Management Company, Teklin Corporation, Evert L. Foote and Lawrence R. Mannausa. General partner contributions were not significant and were exceeded by development fees received from the Partnership.

            The general partners of College Green are Housing by Fisher, Inc. and Carroll J.W. Fisher. General partner contributions were not significant and were exceeded by development fees received from the Partnership.

            Although the general partners do not have an equity investment and are responsible for partnership operating decisions, the Partnership (as a limited partner and equity holder) must approve significant decisions, for both entities, involving (e.g.) sales, refinancings, acquisitions, and significant capital improvements.

            Paragraph 5(c) - You state in your response that the activities of the local limited partnerships are not conducted on behalf of the Partnership, the investor limited partner. Tell us who the activities are on behalf of if not the investor limited partner. Please tell us who receives a majority of the risks and rewards of the local limited partnerships.

            Response: We believe that the activities of Stonegate and College Green are conducted on behalf of their general partners who are in the business of developing and managing real estate. We believe that the nature of activities performed is a more important factor than size of investment when determining whether substantially all of an entity's activities are conducted on behalf of an investor. The entities are providing residential housing, which is the business of the general partners.

            We believe that the general partners also receive a majority of the risks and rewards of these properties, as evidenced by management and other fees earned (approximately $56,000 and $50,000 per annum from Stonegate and College Green, respectively) and their inclination to advance funds to the properties, as needed (Stonegate's previously mentioned $253,000 loan from its general partner to fund operating deficits and approximately $92,000 of accrued and unpaid management fees and reimbursements at College Green, at December 31, 2004).

            The Partnership is not required to and has not contributed additional equity or loaned any amounts to Stonegate or College Green.

      We believe we have been responsive to the comments raised in your letter. Should you have any further questions, please call me at (617) 570-4636.

                                         Sincerely,


                                         /s/ Thomas C. Staples

                                         Thomas C. Staples
                                         Chief Financial Officer of One Winthrop
                                         Properties, Inc., general partner

            WINTHROP RESIDENTIAL ASSOCIATES I, A LIMITED PARTNERSHIP
                                7 Bulfinch Place
                                    Suite 500
                           Boston, Massachusetts 02114

                                  July 26, 2005

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549

      Re: Winthrop Residential Associates I, A Limited Partnership Form 10-KSB for the year ended December 31, 2004
            Filed March 31, 2005
            File No. 000-10272

Gentlemen:

Reference is made to the Annual Report on Form 10-KSB for the year ended December 31, 2004 filed by Winthrop Residential Associates I, a Limited Partnership ("WRA 1") with the Securities and Exchange Commission (the "Commission").

WRA 1 hereby acknowledges that:

1. WRA 1 is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. WRA 1 may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINTHROP RESIDENTIAL ASSOCIATES I
 A LIMITED PARTNERSHIP

By:   One Winthrop Properties, Inc.
      Managing General Partner


      By: /s/ Thomas C. Staples
          ------------------------------
          Thomas C. Staples
          Chief Financial Officer